UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

FIRST COMMUNITY BANCORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

31983B101 (CUSIP Number)

Carolyn S. Glazner
Inns of America
755 Raintree Drive, Suite 200
Carlsbad, CA 92009
760-438-6661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (§)(§) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (§) 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 31983B101

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Mr. William J. Herrrick and Mrs. Donna M. Herrick as Trustees of the Herrick Family Trust UTD 3/26/62

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC and PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization Herrick Family Trust UTD 3/26/62 is organized under the laws of the State of California

	7.	Sole Voting Power

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 432,333

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 432,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 432,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 5.74%

14.	Type of Reporting Person (See Instructions) 00

Item 1.    Security and Issuer

This Schedule 13D relates to shares of Common Stock of First Community Bancorp (“ FCB”), whose principal executive offices are located at 6110 El Tordo, Rancho Santa Fe, CA 92067.

Item 2.    Identity and Background

a.	Mr. William J. Herrick and Mrs. Donna M. Herrick as Trustees for the Herrick Family Trust UTD 3/26/62
b.	Investors
c.	755 Raintree Drive, Suite 200
Carlsbad, CA 92009
d.	None
e.	None
f.	U.S.A

Item 3.    Source and Amount of Funds or Other Considerations

On March 7, 2002, FCB acquired 100% of the outstanding shares of W.H.E.C., Inc., the holding company of Capital Bank of North County, in a merger transaction. As a result of that transaction the Herrick Family Trust UTD 3/26/62 were issued 425,893 shares. Prior to the merger transaction, the Herrick Family Trust UTD 3/26/62 owned 1,040 shares of FCB. Subsequent to the merger transaction, the Herrick Family Trust UTD 3/26/62 acquired an additional 5,400 shares in open market transactions.

Item 4.    Purpose of Transaction

On March 7, 2002, FCB acquired 100% of the outstanding shares of W.H.E.C., Inc., the holding company of Capital Bank of North County, in a merger transaction

The Herrick Family Trust UTD 3/26/62 intends to be a passive investor in FCB.

Item 5.    Interest in Securities of the Issuer

(a)	The Herrick Family Trust UTD 3/26/62 owns 432,333 shares of common stock which represents 5.74% of the class.

(b)	Mr. William J. Herrick and Mrs. Donna M. Herrick each have sole power to vote and dispose of 432,333 shares of FCB common stock as identified in subparagraph (a) above.

(c)	During the past 60 days the Herrick Family Trust UTD 3/26/62 completed the following transactions:

3/6/02	500 shares	$21.74 per share	open market purchase
3/11/02	2,200 shares	$22.00 per share	open market purchase
3/12/02	200 shares	$22.00 per share	open market purchase
4/17/02	3,000 shares	$28.50 per share	open market purchase

(d)	Not Applicable

(e)	Not Applicable

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not	Applicable

Item 7.    Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger, dated as of November 12, 2001, by and between First Community Bancorp and W.H.E.C., Inc. (Annex A to Registration Statement No. 333-76106 filed on Form S-4/A on January 26, 2002 and incorporated herein by this reference).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2002
Herrick Family Trust UTD 3/26/62

By:	/s/ WILLIAM J. HERRICK
Name: William J. Herrick Title: Trustee

By:	/s/ DONNA M. HERRICK
Name: Donna M. Herrick Title: Trustee

4